Exhibit a(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated March 17, 2004, and the related letter of transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of The Toro Company by Banc of America Securities LLC, the dealer manager for the tender offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
The Toro Company
Up to 2,500,000 shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
At a Purchase Price Not Greater Than $60.00
Nor Less Than $56.50 Per Share

     The Toro Company, a Delaware corporation (“Toro”), is offering to purchase for cash up to 2,500,000 shares of its common stock, par value $1.00 per share (including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of May 20, 1998, between Toro and Wells Fargo Bank, N.A., as Rights Agent, the “shares”), upon the terms and subject to the conditions set forth in the offer to purchase, dated March 17, 2004, and in the related letter of transmittal, as they may be amended and supplemented from time to time. Toro is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $60.00 nor less than $56.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.

     The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions set forth in the offer to purchase and the related letter of transmittal.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 14, 2004, UNLESS TORO EXTENDS THE TENDER OFFER.

     The Board of Directors of Toro has approved the tender offer. However, neither Toro nor its Board of Directors is making any recommendation to its stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender their shares. In so doing, you should read carefully the information in the offer to purchase and in the related letter of transmittal, including our reasons for making the tender offer. Toro directors and executive officers have advised Toro that they do not intend to tender any shares in the tender offer.

     Toro will, upon the terms and subject to the conditions of the tender offer, determine the single per share price, not greater than $60.00 nor less than $56.50 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. Toro will select the lowest purchase price (the “Purchase Price”) that will allow Toro to purchase 2,500,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices at or below the Purchase Price. Toro will purchase all shares properly tendered, and not properly withdrawn, prior to the “expiration date” (as defined below) at the Purchase Price, upon the terms and subject to the conditions of the tender offer, including the “odd lot,” proration and conditional tender provisions.

     Under no circumstances will Toro pay interest on the Purchase Price for the shares, regardless of any delay in making payment. Toro will acquire all shares acquired in the tender offer at the Purchase Price regardless of whether the stockholder selected a lower price. The term “expiration date” means 5:00 p.m., New York City time, on Wednesday, April 14, 2004, unless and until Toro, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by Toro, shall expire. Toro reserves the right, in its sole discretion, to purchase more than 2,500,000 shares under the tender offer, subject to applicable law.

     For purposes of the tender offer, Toro will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn) at or below the Purchase Price, subject to the odd lot, proration and conditional tender provisions of the tender offer, only when, as and if Toro gives oral or written notice to Wells Fargo Bank, N.A., the depositary for the tender offer, of its acceptance for payment of shares under the tender offer. Toro will make payment for shares tendered and accepted for payment under the tender offer only after timely receipt by the depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the depositary’s account at the “book-entry transfer facility” (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an “agent’s message” (as defined in the offer to purchase), and any other documents required by the letter of transmittal.

     Upon the terms and subject to the conditions of the tender offer, if more than 2,500,000 shares, or such greater number of shares as Toro may elect to purchase, subject to applicable law, have been properly tendered, and not properly withdrawn prior to the expiration date at prices at or below the Purchase Price, Toro will purchase properly tendered shares on the following basis:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by Toro and do not properly withdraw them before the expiration date (partial tenders will not qualify for this preference);

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by Toro, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit Toro to purchase 2,500,000 shares (or such greater number of shares as Toro may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price, subject to the condition that Toro purchase a specified minimum number of the holder’s shares if Toro purchases any of the holder’s shares in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders that conditionally tender their shares must have tendered all of their shares.

     Toro will return all other tendered shares that it has not purchased promptly after the expiration date.

     Toro expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

     Toro believes that the tender offer is a prudent use of its financial resources given its business profile, assets and current market price, and that investing in its own shares is an attractive use of capital and an efficient means to provide value to its stockholders. The tender offer represents the opportunity for Toro to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Toro.

     Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from Toro in exchange for the shares that the stockholder tenders.

     Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Toro under the tender offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Tuesday, May 11, 2004. For such withdrawal to be effective, Wells Fargo Bank, N.A. must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares.

     If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the offer to purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

     Toro will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of Toro, Wells Fargo Bank, N.A., as the depositary, Morrow & Co., Inc., as the information agent, Banc of America Securities LLC, as the dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

     The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

     We are mailing promptly the offer to purchase and the related letter of transmittal to record holders of shares whose names appear on Toro’s stockholder list and will furnish the offer to purchase and the related letter of transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

     The offer to purchase and the related letter of transmittal contain important information that you should read carefully before you make any decision with respect to the tender offer. Stockholders may obtain additional copies of the offer to purchase and letter of transmittal from the information agent at the address and telephone number set forth below. The information agent will promptly furnish to stockholders additional copies of these materials at Toro’s expense.

     Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the depositary.

The Information Agent for the tender offer is:
Morrow & Co., Inc.
Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
Call Collect: (212) 754-8000
Banks and Brokerage Firms Call: (800) 654-2468
Stockholders Please Call: (800) 607-0088
E-mail: ttc.info@morrowco.com

The Dealer Manager for the tender offer is:
BANC OF AMERICA SECURITIES
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8564 (Call Collect)
(888) 583-8900, extension 8564 (Call Toll Free)

March 17, 2004

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